FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1    FRN Variable Rate Fix dated 15 June 2004
No. 2    FRN Variable Rate Fix dated 15 June 2004
No. 3    FRN Variable Rate Fix dated 15 June 2004
No. 4    FRN Variable Rate Fix dated 15 June 2004
No. 5    FRN Variable Rate Fix dated 16 June 2004
No. 6    FRN Variable Rate Fix dated 16 June 2004
No. 7    FRN Variable Rate Fix dated 17 June 2004
No. 8    Director Shareholding dated 17 June 2004
No. 9    FRN Variable Rate Fix dated 18 June 2004
No. 10   FRN Variable Rate Fix dated 18 June 2004
No. 11   FRN Variable Rate Fix dated 18 June 2004
No. 12   FRN Variable Rate Fix dated 18 June 2004

Document No. 1

RE: NORTHERN ROCK PLC
    GBP 12,000,000.00
    MATURING: 12-Sep-2007
    ISSUE DATE: 12-Mar-2004
    ISIN: XS0188408719

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14-Jun-2004 TO 13-Sep-2004 HAS BEEN FIXED AT 4.893750 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 13-Sep-2004 WILL AMOUNT TO:
GBP 1,220.09 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 2

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 5,715,000.00
    MATURING: 13-Dec-2004
    ISSUE DATE: 13-Dec-2001
    ISIN: XS0140359828

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14-Jun-2004 TO 13-Sep-2004 HAS BEEN FIXED AT 4.883750 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 13-Sep-2004 WILL AMOUNT TO:
GBP 60.86 PER GBP 5,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 12-Sep-2007
    ISSUE DATE: 06-Apr-2004
    ISIN: XS0190102870

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14-Jun-2004 TO 13-Sep-2004 HAS BEEN FIXED AT 4.893750 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 13-Sep-2004 WILL AMOUNT TO:
GBP 1,220.09 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4

RE: NORTHERN ROCK PLC
    GBP 3,000,000.00
    MATURING: 11-Dec-2008
    ISSUE DATE: 17-Jun-2003
    ISIN: XS0170701428

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Jun-2004 TO 13-Sep-2004 HAS BEEN FIXED AT 4.920630 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 13-Sep-2004 WILL AMOUNT TO:
GBP 126.72 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 5

RE: NORTHERN ROCK PLC
    GBP 25,000,000.00
    MATURING: 15-Jun-2005
    ISSUE DATE: 15-Jun-1998
    ISIN: XS0088163794

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Jun-2004 TO 15-Sep-2004 HAS BEEN FIXED AT 4.873750 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 15-Sep-2004 WILL AMOUNT TO
GBP 122.85 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 6

RE: NORTHERN ROCK PLC
    GBP 10,000,000.00
    MATURING: 16-Dec-2004
    ISSUE DATE: 16-Jun-2003
    ISIN: XS0170733462

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Jun-2004 TO 15-Sep-2004 HAS BEEN FIXED AT 4.853750 PCT.

INTEREST PAYABLE VALUE 15-Sep-2004 WILL AMOUNT TO
GBP 1,220.07 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 7

RE: NORTHERN ROCK
GBP 284,000.00
MATURING:16-Mar-2009
ISSUE DATE: 13-Jun-2003
ISIN: XS0170539653

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 16-Jun-2004 to 16-Sep-2004 HAS BEEN FIXED AT 4.882500 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 16-Sep-2004 WILL AMOUNT TO
GBP 12.31 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 8

                               NORTHERN ROCK PLC
                     NOTIFICATION OF ACQUISITION OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED


The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that on 16 June 2004 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares    Price per Share    Percentage of Issued Share Capital

        2298         GBP7.3065                                0.0005

Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the aforementioned 2298 shares to nil.

Document No. 9

RE: NORTHERN ROCK PLC
GBP 7,760,000.00
MATURING: 17-Dec-2004
ISSUE DATE: 17-Dec-1999
ISIN: XS0105695919

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Jun-2004 TO 17-Sep-2004 HAS BEEN FIXED AT 4.857500 PCT

DAY BASIS 92/366

INTEREST PAYABLE VALUE 17-Sep-2004 WILL AMOUNT TO:
GBP 122.10 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 10

RE: NORTHERN ROCK PLC
CHF 50,000,000.00
MATURING: 19-May-2005
ISSUE DATE: 19-Nov-2003
ISIN: XS0180639725

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Jun-2004 TO 19-Jly-2004 HAS BEEN FIXED AT 0.4000000 PCT

DAY BASIS 28/360

INTEREST PAYABLE VALUE 19-Jly-2004 WILL AMOUNT TO:
CHF 3.11 PER CHF 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 11


RE: NORTHERN ROCK BUILDING SOCIETY
USD 6,038,000.00
MATURING: 22-Sep-2004
ISSUE DATE: 22-Sep-2000
ISIN: XS0118133569

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Jun-2004 TO 22-Sep-2004 HAS BEEN FIXED AT 1.610000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 22-Sep-2004 WILL AMOUNT TO:
USD 4.11 PER 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 12

RE: NORTHERN ROCK PLC
GBP 7,200,000.00
MATURING: 18-Jun-2009
ISSUE DATE: 18-Jun-2002
ISIN: XS0149901190

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Jun-2004 TO 20-Sep-2004 HAS BEEN FIXED AT 4.972500 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 20-Sep-2004 WILL AMOUNT TO:
GBP 1,280.59 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  21 June 2004             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary